Exhibit 12

Xerox Corporation

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends were tax deductible and, as such, were equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there were no dividends beyond such date. Series C mandatory convertible preferred stock was redeemed and converted to common stock as of July 3, 2006 and, as such, there were no dividends beyond such date.

	Year Ended December 31,
(in millions)	2006	2005	2004	2003	2002
Fixed charges:
Interest expense	$544	$557	$708	$884	$896
Portion of rental expense which represents interest factor	90	74	105	77	82

Total Fixed charges	$634	$631	$813	$961	$978

Earnings available for fixed charges:
Earnings	$922	$928	$1,116	$494	$158
Adjusted for: Undistributed equity in income of affiliated companies	(70)	(54)	(89)	(37)	(23)
Add: Fixed charges	634	631	813	961	978

Total Earnings available for fixed charges	$1,486	$1,505	$1,840	$1,418	$1,113

Ratio of earnings to fixed charges	2.34	2.39	2.26	1.48	1.14

Xerox Corporation

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(in millions)	2006	2005	2004	2003	2002
Fixed charges:
Interest expense	$544	$557	$708	$884	$896
Portion of rental expense which represents interest factor	90	74	105	77	82

Total Fixed charges before preferred stock dividends pre-tax income requirements	634	631	813	961	978
Preferred stock dividends pre-tax income requirements	48	94	110	90	78

Total Combined fixed charges and preferred stock dividends	$682	$725	$923	$1,051	$1,056

Earnings available for fixed charges:
Earnings	$922	$928	$1,116	$494	$158
Adjusted for: Undistributed equity in income of affiliated companies	(70)	(54)	(89)	(37)	(23)
Add: Fixed charges before preferred stock dividends	634	631	813	961	978

Total Earnings available for fixed charges and preferred stock dividends	$1,486	$1,505	$1,840	$1,418	$1,113

Ratio of earnings to combined fixed charges and preferred stock dividends	2.18	2.08	1.99	1.35	1.05

2